Exhibit 99.1

ASX ANNOUNCEMENT 24 FEBRUARY 2025

RADIOPHARM TO PRESENT AT TD COWEN ANNUAL HEALTHCARE CONFERENCE

Sydney, Australia – 24 February 2025 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, is pleased to announce it will present at TD Cowen’s 45th Annual Healthcare Conference in Boston, MA, USA.

Radiopharm Managing Director and CEO Riccardo Canevari will present at 9:10am ET on Tuesday 4 March 2025 (1:10am AEDT, Wednesday 5 March 2025), detailing the Company’s investment proposition to a range of investors in attendance.

A webcast of the presentation will be available at the following link, with a replay also at the same link for 90 days thereafter: https://wsw.com/webcast/cowen177/rath/2024085.

TD Cowen’s 45th Annual Health Care Conference is taking place on 3-5 March 2025, at the Boston Marriott Copley Place in Boston, MA. The conference incorporates presentations, fireside chats and innovative panel discussions, moderated by members of the TD Cowen research team, that focus on various aspects of the Health Care industry.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm has been listed on ASX (RAD) since November 2021. The company has a deep pipeline of highly differentiated molecules spanning peptides, small molecules and monoclonal antibodies for use in cancer, in pre-clinical and clinical stages of development. The pipeline has been built based on the potential to be first-to-market or best-inclass. The clinical program includes one Phase II and three Phase I trials in a variety of solid tumour cancers including brain, lung, breast and pancreas. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889